SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2010

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Release  |  Lisbon  |  30 June 2010

Portugal Telecom General Shareholders Meeting

The Chairman of the Board of the General Meeting of Portugal Telecom announces that Telefónica offer of Euro 7.15Bn for Portugal Telecom’s 50% stake in Brasilcel, NV (“Offer”), was rejected by the Extraordinary General Meeting (“EGM”) held today.

On 1 June the board of Portugal Telecom met and decided to call an EGM of its shareholders with a proposed resolution whether to accept or reject the offer for the acquisition of 50% of Brasilcel for Euro 6.5 billion or any higher price presented by Telefónica any time before the date of the Meeting (“Offer”).

On 29 June Telefónica reviewed the Offer and offered a new consideration of Euro 7.15Bn. The reviewed Offer was submitted to the shareholders at the EGM that was held today.

A number of 615,639,437 shares representing 68.7% of Portugal Telecom share capital was present or duly represented at the General Meeting, of which 563,988,187 shares representing 62.9% of the share capital were admitted to vote.

The votes were cast as indicated in the table below:

Votes *	Number	% of Votes
Votes in favour of the Offer	748,952	73.9%
Votes against the Offer	264,354	26.1%
Abstentions	114,293	—
Class A shares**	1	.

* Each vote corresponds to 500 shares

** Included within the votes against the Offer

The Portuguese State, through its 500 Class A shares, voted against the proposal. As such, Telefónica’s Offer was rejected in accordance with the independent interpretation of the Chairman of the Shareholders Meeting of Portugal Telecom bylaws.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2010

PORTUGAL TELECOM, SGPS, S.A.

	By:	/s/ Nuno Vieira

Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.